2/10

04012950

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kelso Technologies

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

FILE NO. 82- 2441 FISCAL YEAR 8-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/19/04

82-2441

04 FEB 10 AM 7:21

ARIS
8-31-03

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: ______X______ **Schedule A**
______________ **Schedules B & C**
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	Kelso Technologies Inc.
FOR QUARTER ENDED:	August 31, 2003
DATE OF REPORT (YY/MM/DD):	04/01/12
ISSUER ADDRESS:	801 – 1318 Homer Street
	Vancouver, British Columbia. V6B 6A7
ISSUER TELEPHONE NUMBER:	(604) 899 - 1274
ISSUER FAX NUMBER:	(604) 899 - 1144
CONTACT NAME:	Stephen L. Grossman
CONTACT POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 899 - 1274
CONTACT E-MAIL ADDRESS:	kelsotek@kelsotech.com
WEB SITE ADDRESS:	www.kelsotech.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Stephen L. Grossman"	Stephen L. Grossman	04/01/12
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED (YY/MM/DD)**
"John Carswell"	John Carswell	04/01/12
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED (YY/MM/DD)**

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003 and 2002

INDEX

Page 1	Auditors' Report
Page 2	Consolidated Balance Sheets
Page 3	Consolidated Statements of Operations and Deficit
Page 4	Consolidated Statements of Cash Flows
Page 5	Notes to Consolidated Financial Statements

Steingarten Schechter & Co.

Steingarten Schechter & Co.
An Independent Member Of Baker Tilly International
Chartered Accountants
410 - 650 West Georgia Street, P.O. Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

AUDITORS' REPORT

To the Shareholders of
Kelso Technologies Inc.

We have audited the Consolidated Balance Sheets of KELSO TECHNOLOGIES INC. as at August 31, 2003 and 2002 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

"Steingarten Schechter & Co."

October 8, 2003
Vancouver, British Columbia

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

August 31, 2003 and 2002

	2003	2002
ASSETS		
Current:		
Cash	$ 128,627	$ 92,492
Goods and services tax receivable	1,083	1,501
	$ 129,710	$ 93,993
Equipment (note 4)	8,137	7,821
	$ 137,847	$ 101,814
LIABILITIES		
Current:		
Accounts payable and accrued liabilities (note 6)	$ 45,294	$ 116,215
Funds advanced for share subscriptions	117,465	-
	$ 162,759	$ 116,215
SHAREHOLDERS' DEFICIT		
Share capital:		
Common shares (note 5)	$ 6,014,168	$ 5,347,296
Preference shares (note 5)	62,650	130,500
Deficit (page 3)	(6,101,730)	(5,492,197)
	$ (24,912)	$ (14,401)
	$ 137,847	$ 101,814

APPROVED ON BEHALF OF THE BOARD:

"Stephen L. Grossman" Director

"John Carswell" Director

The accompanying notes are an integral part of these Balance Sheets.

Steingarten Schechter & Co.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years Ended August 31, 2003 and 2002

	2003	2002
Revenue	$ -	$ -
Expenses:		
Accounting and legal (note 6)	$ 99,322	$ 117,206
Advertising	1,389	3,979
Amortization	2,482	1,734
Automobile	12,411	7,979
Bank charges	1,485	1,032
Consulting (note 6)	48,613	34,836
License and fees	15,983	21,311
Management fees (note 6)	102,950	98,200
Office and general	12,205	8,717
Rent (note 6)	10,110	10,110
Telephone	6,979	4,882
Travel	26,797	24,044
	$ 340,726	$ 334,030
Loss before the undernoted	$ (340,726)	$ (334,030)
Interest income	840	1,429
Research and development costs (note 6)	(269,647)	(90,188)
Net loss for the year	$ (609,533)	$ (422,789)
Deficit, beginning of year	(5,492,197)	(5,069,408)
Deficit, end of year	$ (6,101,730)	$ (5,492,197)
Loss per share (note 9)	$ (0.019)	$ (0.015)

The accompanying notes are an integral part of these Statements.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended August 31, 2003 and 2002

	2003	2002
Cash flows from (used in) operating activities		
Net loss for the year (page 3)	$ (609,533)	$ (422,789)
Add: item not affecting cash		
- amortization	2,482	1,734
	$ (607,051)	$ (421,055)
Changes in non-cash working capital		
Goods and services tax receivable	418	(434)
Accounts payable and accrued liabilities	(70,921)	(123,201)
	$ (677,554)	$ (544,690)
Cash flows used in investing activities		
Purchase of equipment	$ (2,798)	$ (6,361)
Cash flows from financing activities		
Issuance of common shares (note 7)	$ 599,022	$ 636,811
Funds advanced for share subscriptions	117,465	-
	$ 716,487	$ 636,811
Increase in cash during the year	$ 36,135	$ 85,760
Cash, beginning of year	92,492	6,732
Cash, end of year	$ 128,627	$ 92,492

The accompanying notes are an integral part of these Statements.

KELSO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003 and 2002

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves. During the current year, the company completed the first of the two year Service Trial of the JS75 SRV Pressure Relief Valve required by the Association of American Railroads and is in the final step towards commercialization.

The JS75 SRV Pressure Relief Valve is a concept patent product whose application is in the transportation and storage of hazardous and non-hazardous materials.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation:

The consolidated financial statements include the accounts of Kelso Technologies Inc. and its wholly-owned subsidiary, 432583 B.C. Ltd.

Company	Jurisdiction of Incorporation
Kelso Technologies Inc.	British Columbia
432583 B.C. Ltd.	British Columbia

The acquisitions have been accounted for by the purchase method and accordingly, the results of operations of the subsidiary companies have been included in these consolidated financial statements from the date of acquisition.

b) Amortization:

Equipment is recorded at cost and amortized over their estimated useful life as follows:

Office equipment	-	20% declining balance method
Computer equipment	-	30% declining balance method

c) Research and Development:

Research and development costs are expensed as incurred.

cont'd...

3. SIGNIFICANT ACCOUNTING POLICIES, continued

d) Future Income Taxes:

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using the enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect of future income tax assets and liabilities and change in rates is included in earnings in the period in which the change occurs. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

e) Financial Instruments:

The company's financial instruments consist of cash, accounts payable and accrued liabilities and funds advanced for share subscriptions. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

f) Foreign Currency Risk:

All assets and liabilities of the company which are denominated in U.S. dollars are translated to Canadian dollars at year end exchange rates. Revenues and expenses are translated at the rate of exchange in effect on the dates they occur. Gains or losses from foreign currency translations are included in the determination of net income for the current period.

g) Measurement Uncertainty:

Financial statement presentation in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions which can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period which they actually became known.

h) Stock-based Compensation:

Effective January 1, 2002, the company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-base compensation and Other-Stock-based Payments. The new recommendations are applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or before January 1, 2002.

The recommendations encourage, but do not require, the use of the fair value method of accounting for all stock-based employees compensation plans. The company has chosen not to use the fair value method to account for stock-based employee compensation plans and therefore, the Corporation records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of options is credited to share capital.

cont'd...

3. SIGNIFICANT ACCOUNTING POLICIES, continued

i) Earnings (Loss) Per Share:

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year. Diluted earnings(loss) per share are calculated using the treasury stock method whereby all options, warrants and equivalents are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

4. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Carrying Amount 2003	2002
Office equipment	$ 10,956	$ 7,293	$ 3,663	$ 1,430
Computer equipment	17,912	13,438	4,474	6,391
	$ 28,868	$ 20,731	$ 8,137	$ 7,821

5. SHARE CAPITAL

Authorized:

100,000,000 Class "A" Preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" Convertible, Voting, Preference Shares, Series I

100,000,000 Common shares, without par value

Issued:

a) Common shares:

	2003 Number of Shares	2003 Amount	2002 Number of Shares	2002 Amount
Balance, beginning of year	28,579,423	$ 5,347,296	22,246,321	$ 4,710,485
Issued during year:				
- for cash	4,155,558	328,897	5,983,102	600,311
- for exercise of share purchase warrants	2,370,824	238,082	200,000	20,000
- for exercise of stock options	457,955	48,925	150,000	16,500
- for conversion of preference shares	290,165	67,850	-	-
	35,853,925	$ 6,031,050	28,579,423	$ 5,347,296
Less: share issuance costs	-	(16,882)	-	-
Balance, end of year	35,853,925	$ 6,014,168	28,579,423	$ 5,347,296

cont'd . . .

5. SHARE CAPITAL, continued

b) Escrowed Shares:

750,000 common shares issued at $0.01 per share are held in escrow subject to release upon approval by regulatory authorities.

c) Class "A" Convertible, Voting, Preference Shares, Series I:

	2003 Number of Shares	2003 Amount	2002 Number of Shares	2002 Amount
Balance, beginning of year	130,500	$ 130,500	130,500	$ 130,500
Converted into common shares	67,850	67,850	-	-
Balance, end of year	62,650	$ 62,650	130,500	$ 130,500

16,300 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until September 21, 2000. The rate will increase by $0.05 on each annual anniversary date until September 21, 2004. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

12,600 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until November 22, 2000. The rate will increase by $0.05 on each annual anniversary date until November 22, 2004. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

8,750 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until January 5, 2002. The rate will increase by $0.05 on each annual anniversary date until January 5, 2006. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

25,000 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until March 12, 2002. The rate will increase by $0.05 on each annual anniversary date until March 12, 2006. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

cont'd . . .

5. SHARE CAPITAL, continued

d) Stock Option Plan:

Under the company's stock option plan, the company may grant options to purchase common shares up to the maximum number permitted by the TSX Venture Exchange to directors, officers and employees. Options are granted at the market price, less permitted discounts on the grant date, vest according to privileges set at the time the option is granted, and must expire no later than five years from the date of the grant.

The following stock options are outstanding at August 31, 2003:

Number of Shares	Exercise Price	Expiry Date
810,925	$0.11	March 3, 2005
175,000	$0.10	April 18, 2005
56,647	$0.11	April 18, 2005
447,116	$0.11	October 6, 2005
147,286	$0.10	November 22, 2006
800,299	$0.10	September 4, 2007
307,147	$0.11	November 4, 2007
538,500	$0.13	March 28, 2008

e) Share Purchase Warrants:

The following share purchase warrants are outstanding at August 31, 2003:

Number of Shares	Exercise Price	Expiry Date
60,000	$0.10	September18, 2003
1,089,770	$0.10	September 20, 2003
30,000	$0.10	September 21, 2003
67,636	$0.10	September 24, 2003
155,300	$0.10	October 1, 2003
1,838,620	$0.10	October 2, 2003
1,028,442	$0.10	October 3, 2003
62,120	$0.10	October 5, 2003
682,120	$0.10	November 4, 2003
143,750	$0.20	January 5, 2004*
74,832	$0.30	January 5, 2004*
19,000	$0.25	January 10, 2004*
10,333	$0.30	January 10, 2004*
38,750	$0.20	April 3, 2004*
75,000	$0.16	April 23, 2004
200,000	$0.12	May 8, 2004
150,000	$0.12	May 27, 2004
3,500	$0.30	June 10, 2004*
1,019,740	$0.10	October 28, 2004
834,088	$0.15	May 21, 2005
187,500	$0.16	July 2, 2005

* The share purchase warrants not exercised by the expiry date indicated will be extended one year and the exercise price indicated will be increased by 15%.

cont'd . . .

6. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the year:

		2003		2002
Consulting	$	35,175	$	16,000
Legal	$	52,806	$	71,591
Management fees	$	102,950	$	82,200
Rent	$	10,110	$	10,110
Research and development costs	$	262,995	$	82,436

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities are $11,787 (2002 - $107,917) to related parties.

7. CASH FLOWS

Issuance of common shares:

The total issuance of common shares of $666,872 (2002 - $636,811) consists of conversion of preference shares of $67,850 (2002 – nil) and shares for cash of $599,022 (2002 - $636,811).

8. INCOME TAXES

The company has loss carry forwards of $2,738,293 to reduce future income tax as follows:

2004	$	276,926
2005	$	483,438
2006	$	469,379
2007	$	245,376
2008	$	249,725
2009	$	397,372
2010	$	616,077

The company has capital losses of $138,019 to be applied against future capital gains. These losses can be carried forward indefinitely.

The company has filed for Canadian Exploration Expenditures totaling $92,424 and Canadian Development Expenditures totaling $50,500 and are available to reduce future taxable income.

The tax benefits of these losses and expenditures are not reflected in these consolidated financial statements.

cont'd . . .

9. LOSS PER SHARE

Loss per share has been calculated using the average number of shares outstanding during the year (2003 – 32,398,109 common shares; 2002 – 27,375,568 common shares).

Stock options and share purchase warrants have not been considered in determining the weighted average as the effect thereon would be anti-dilutive and would reduce the loss per share.

10. CONTRACTUAL OBLIGATIONS

a) Management Agreement:

By agreement dated February 1, 1996 renewed on February 1, 1999 and amended on April 1, 2003, the company entered into an agreement with a director to serve the company and its subsidiary as an executive officer. In consideration, the company agreed to pay $11,000 per month. The agreement may be terminated by the director by giving two month written notice, or by the company at any time without notice. Termination of the agreement by the company would require the company to make a severance payment equal to twelve months of consulting fees.

b) Services Agreement:

By agreement dated November 1, 2002, the company entered into an agreement with a company owned by a director to provide the company will investor relations fulfillment services. In consideration, the company agreed to pay $2,500 per month. The agreement is on a month-to-month basis and may be terminated by either party upon 30 days written notice.

11. SUBSEQUENT EVENTS

a) Subsequent to August 31, 2003, the company issued 1,408,571 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder thereof to purchase one additional common share at a price of $0.11 per share. The share purchase warrants expire after a two year period.

b) On October 1, 2003, the company entered into an agreement with Goldsmith, Agio, Helms Securities Inc. to assist the company in arranging financing in order for the company to enter commercialization with its JS75 SRV technology and to do further research and development of its JS SRV technology.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year financial statement presentation.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ______ **Schedule A**
X **Schedules B & C**
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	Kelso Technologies Inc.
FOR QUARTER ENDED:	August 31, 2003
DATE OF REPORT (YY/MM/DD):	04/01/12
ISSUER ADDRESS:	801 – 1318 Homer Street
	Vancouver, British Columbia, V6B 6A7
ISSUER TELEPHONE NUMBER:	(604) 899 - 1274
ISSUER FAX NUMBER:	(604) 899 - 1144
CONTACT NAME:	Stephen L. Grossman
CONTACT POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 899 - 1274
CONTACT E-MAIL ADDRESS:	kelsotek@kelsotech.com
WEB SITE ADDRESS:	www.kelsotech.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Stephen L. Grossman"	Stephen L. Grossman	04/01/12
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED (YY/MM/DD)**
"John Carswell"	John Carswell	04/01/12
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED (YY/MM/DD)**

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Year Ended August 31, 2003

1. No deferred costs were incurred during the year.

2. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the year:

Consulting	$	35,175
Legal	$	52,806
Management fees	$	102,950
Rent	$	10,110
Research and development costs	$	262,995

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities are $11,787 to related parties.

3. a) Summary of Securities Issued During the Year:

Date	Type of Security	Type of Issue	Number of Shares	Exercise Price	Total Proceeds	Type of Consideration
02/11/07	Common	Private Placement	1,071,470	$0.10	$ 107,147	Cash
02/11/07	Common	Private Placement	2,000,000	$0.05	$ 100,000	Cash
03/01/14	Common	Conversion of Preference Shares	143,750	$0.20	$ 28,750	Cash
03/01/14	Common	Conversion of Preference Shares	74,832	$0.30	$ 22,450	Cash
03/01/24	Common	Conversion of Preference Shares	19,000	$0.25	$ 4,750	Cash
03/01/24	Common	Conversion of Preference Shares	10,333	$0.30	$ 3,100	Cash
03/02/13	Common	Exercised Options	63,500	$0.11	$ 6,985	Cash
03/02/24	Common	Exercised Options	13,000	$0.11	$ 1,430	Cash
03/03/19	Common	Exercised Warrants	200,000	$0.10	$ 20,000	Cash
03/03/27	Common	Exercised Warrants	48,280	$0.10	$ 4,828	Cash

Continued...

3. a) Summary of Securities Issued During the Year, continued:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
03/03/27	Common	Exercised Warrants	70,000	$0.10	$ 7,000	Cash
03/03/28	Common	Exercised Options	120,000	$0.10	$ 12,000	Cash
03/03/28	Common	Exercised Options	180,000	$0.11	$ 19,800	Cash
03/03/28	Common	Exercised Warrants	51,730	$0.10	$ 5,173	Cash
03/05/01	Common	Exercised Warrants	965,500	$0.10	$ 96,550	Cash
03/05/05	Common	Conversion of Preference Shares	38,750	$0.20	$ 7,750	Cash
03/05/09	Common	Exercised Warrants	60,014	$0.10	$ 6,001	Cash
03/05/23	Common	Private Placement	834,088	$0.11	$ 91,750	Cash
03/06/03	Common	Exercised Options	16,000	$0.11	$ 1,610	Cash
03/06/11	Common	Exercised Options	10,000	$0.10	$ 1,000	Cash
03/06/11	Common	Exercised Options	50,455	$0.11	$ 5,550	Cash
03/06/18	Common	Exercised Options	5,000	$0.11	$ 550	Cash
03/06/20	Common	Exercised Warrants	621,200	$0.10	$ 62,120	Cash
03/06/20	Common	Exercised Warrants	304,100	$0.10	$ 30,410	Cash
03/07/03	Common	Private Placement	250,000	$0.12	$ 30,000	Cash
03/07/03	Common	Exercised Warrants	50,000	$0.12	$ 6,000	Cash
03/07/14	Common	Conversion of Preference Shares	3,500	$0.30	$ 1,050	Cash

b) Stock Options Granted During the Year:

Date	Number of Shares	Name	Exercise Price	Expiry
03/03/25	300,000	Barry LaCroix	$0.10	07/09/04
03/03/25	400,299	John Carswell	$0.10	07/09/04
03/03/25	120,000	Harley Sinclair	$0.10	07/09/04
03/03/25	100,000	Bryce Stewart	$0.10	07/09/04
02/11/04	106,071	Stephen L. Grossman	$0.11	07/11/04
02/11/04	101,076	John Carswell	$0.11	07/11/04
02/11/04	100,000	Barry LaCroix	$0.11	07/11/04
03/03/25	76,500	John Carswell	$0.13	08/03/28
03/03/25	162,000	Barry LaCroix	$0.13	08/03/28
03/03/25	300,000	Harley Sinclair	$0.13	08/03/28

4. Share Capital:

a) Authorized:

100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting preference, Series 1

100,000,000 common shares without par value

4. Share Capital, continued

b) Issued and Fully Paid:

35,853,925 common shares

62,650 Class "A" convertible, voting preference shares, Series 1

c) Summary of Options, Warrants and Convertible Securities:

i) Stock Options Outstanding at August 31, 2003

Number of Shares	Exercise Price	Expiry Date
810,925	$0.11	March 3, 2005
175,000	$0.10	April 18, 2005
56,647	$0.11	April 18, 2005
447,116	$0.11	October 6, 2005
147,286	$0.10	November 22, 2006
800,299	$0.10	September 4, 2007
307,147	$0.11	November 4, 2007
538,500	$0.13	March 28, 2008

ii) Warrants Outstanding at August 31, 2003

Number of Shares	Exercise Price	Expiry Date
60,000	$0.10	September 18, 2003
1,089,770	$0.10	September 20, 2003
30,000	$0.10	September 21, 2003
67,636	$0.10	September 24, 2003
155,300	$0.10	October 1, 2003
1,838,620	$0.10	October 2, 2003
1,028,442	$0.10	October 3, 2003
62,120	$0.10	October 5, 2003
682,120	$0.10	November 4, 2003
143,750	$0.20	January 5, 2004*
74,832	$0.30	January 5, 2004*
19,000	$0.25	January 10, 2004*
10,333	$0.30	January 10, 2004*
38,750	$0.20	April 3, 2004*
75,000	$0.16	April 23, 2004
200,000	$0.12	May 8, 2004
150,000	$0.12	May 27, 2004
3,500	$0.30	June 10, 2004*
1,019,740	$0.10	October 28, 2004
834,088	$0.15	May 21, 2005
187,500	$0.16	July 2, 2005

4. Share capital, continued

** The share purchase warrants not exercised by the expiry date indicated will be extended one year and the exercise price indicated will be increased by 15%.*

d) Escrowed Shares

750,000 common shares issued at $0.01 per share are held in escrow.

5. List of Directors

John Carswell
Stephen L. Grossman
Bryce Stewart

List of Directors

John Carswell – Vice President, Corporate Communcations
Stephen L. Grossman – President and CEO
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION

SCHEDULE C

Twelve Months Ended August 31, 2003

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso has concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. These cars are now traveling throughout all of North America.

Through October 31, 2002, the thirty Service Trial tank cars averaged approximately 14,323 miles per tank car. The requirement for all twelve months is an average of 5,000 miles per tank car. Therefore surpassing the AAR minimum mileage requirement with still one month to go in the first year of the trial.

On November 14, 2002, the Company completed the first year of a two-year AAR Service Trial and an AAR required teardown was performed at an AAR certified maintenance facility on December 2, 2002. The teardown required Kelso to take five valves off of five of its Service Trial tank cars, check the opening and closing of each valve, and check for wear and tear. An AAR Observer was present for the teardown.

On February 7, 2003, Kelso received an AAR Form 4-6 with the AAR Director of the Tank Car Committee approving the first year of the trial and allowing Kelso to continue through the second year of said trial. It might be noted that sixteen AAR tank car committee members had to review the teardown test information and then vote on approval. Nine out of the sixteen had to vote in favor of the information supplied to them in order to approve Kelso's request. The approval allows the Kelso JS75 SRV to be installed on any and all general purpose tank cars carrying non-regulated commodities.

During April 2003, Kelso had already surpassed the mileage requirement for the second year of the service trial without any problems being reported regarding the remaining twenty-five JS75 SRVs on the Service Trial tank cars. Also during April, Kelso attended the Bureau of Explosives Trade Show in Dallas, Texas where several hazardous materials people and environmental companies viewed Kelso's JS75 SRV which was well received at the show. Finally in April, Kelso attended the AAR Tank Car Committee Members Meeting in Houston, Texas. It provided Kelso the ability to discuss future sales with prospective clients. Between both the Dallas and Houston meetings, Kelso was very enthusiastic over the energy, excitement and interest these opportunities provided.

Discussion of Operations, Financial Condition and Milestones.

Liquidity and Solvency

During the year ended August 31, 2003, the company earned no revenues and incurred $340,726 in general and administrative expenses. The major expenditures were as follows:

Accounting & legal	$	99,322
Consulting	$	48,613
Management fees	$	102,950

Audit and accounting fees for the year totalled $10,000. Legal fees of $7,620 are due to the law firm of Godhino Sinclair (one of the principals of which is Harley Sinclair, the Company's Corporate Secretary) for general legal matters. $33,770 in legal fees relate to patent work on the JS75 SRV.

During the year, $102,950 was paid or accrued to Stephen L. Grossman (the President and CEO of the Company) for management fees.

Subsequent Events

Subsequent to August 31, 2003:

On September 5, 2003 Kelso announced it closed a $140,857.10 private placement.

On October 7, 2003 Kelso announced that it had signed an agreement with the investment banking firm of Goldsmith Agio Helms (Agio) to assist Kelso in securing additional growth capital.

Goldsmith Agio Helms is a highly respected private investment banking firm that provides financial advisory services to middle-market businesses, typically ranging in size from US$25 million to US$500 million. The firm's services include mergers and acquisitions, private placements, distressed advisory and restructuring, and valuations and fairness opinions. In raising capital through private placements for its clients, the firm's principals have negotiated and closed transactions ranging from US$5 million to more than US$1 billion. (Source: www.agio.com)

Goldsmith Agio Helms has represented hundreds of middle-market businesses owned by prominent entrepreneurs, private equity groups, Fortune 500 companies, and other public and private companies, in a broad range of industries. The firm operates internationally from its offices in Minneapolis, New York, Chicago, Los Angeles, Naples (Florida), and London, England.

On October 21st through the 23rd, Kelso attended the AAR Tank Car Committee Member's Meeting in Clayton, Missouri. At that meeting, Kelso flew in two representatives from Agio, key personnel from Kelso and our financial advisor from Toronto. During our stay, Kelso introduced Agio to some of the executives in the rail industry, provided Agio the opportunity to attend part of the AAR meetings, and had an all day working session between Kelso and Agio to establish a foundation for both companies to proceed forward in preparation of various materials that would be sent out at a later date to major companies around the world to seek their interest in becoming a strategic partner with Kelso. The partnership would provide Kelso the ability to enter commercialization and continue developing pressure relief valves for other tank cars within the rail industry, as well as valves for other industries outside of the rail market.

On November 14, 2003 Kelso completed the second year of a two year AAR Service Trial. The required AAR teardown of five JS75 SRV valves is anticipated to take place during January, 2004 in hopes of receiving AAR certification to carry hazardous commodities in general purpose tank cars.

On December 23, 2003 Kelso announced it closed a private placement for $87,750.00.

If you have any questions, please feel free to contact Kelso at 1-604-878-7600 or 1-866-535-7685 (Toll Free).

Kelso thanks you...

Stephen L. Grossman, President and CEO
Kelso Technologies Inc.

KELSO TECHNOLOGIES INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of KELSO TECHNOLOGIES INC. (the "Company") will be held at Suite 1020 - 510 Burrard Street, Vancouver, British Columbia, on Friday, February 27, 2004 at 1:00 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the years ended August 31, 2002 and 2003 together with the auditors' reports thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors for the ensuing year at three.

5. To elect directors for the ensuing year.

6. To approve an amendment to the Company's Articles in respect of the allowable term of office for directors.

7. To approve a 3 year term of office for Stephen L. Grossman as a director.

8. To approve the Company's 2004 Stock Option Plan and authorize the Company, subject to regulatory approval, to grant and amend stock options pursuant and subject to the terms and conditions of the 2004 Stock Option Plan.

9. To approve a shareholder rights plan, as described in the Information Circular accompanying this Notice of Annual General Meeting.

10. To extend 750,000 previously issued and outstanding escrow shares.

11. To approve a possible OTC Bulletin Board listing and possible delisting from the TSX Venture Exchange.

12. To approve executive severance packages for Messrs. Grossman and Carswell.

13. To transact such other business as may properly come before the meeting.

For full details of each of the foregoing items, please see the accompanying Information Circular.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 30th day of January, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"Stephen L. Grossman"
Stephen L. Grossman, C.E.O. & President

KELSO TECHNOLOGIES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT DECEMBER 31, 2003

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of KELSO TECHNOLOGIES INC. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required, in which case each shareholder is entitled to one vote for each share held. A poll is required if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting by shareholders present in person or by proxy. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the votes that could be cast at the Meeting being represented by proxies that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, OF 10th Floor, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III. REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1020 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors except for the insiders of the Company, generally, inasmuch as they may be recipients of future repriced options to purchase shares of the Company, approval of which will be sought at the Meeting.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has two classes of shares entitled to be voted at the Meeting, namely, Common shares and Class "A" Convertible Voting Preference shares. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 40,488,974 Common shares and 62,650 Class "A" Convertible Voting Preference shares, Series I issued and outstanding.

Only those shareholders of record on January 14, 2004 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

VI. ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as directors of the Company. Each elected director will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. Notwithstanding the foregoing, it is proposed that Stephen L. Grossman be elected to hold office until the third Annual General Meeting following this Meeting in order to provide continuity and leadership security. Mr. Grossman has been an elected director since 1994 and has also held the concurrent position of President. The existing Board of Directors feels that such continuity and leadership security is in the best interests of the Company and its shareholders. It should be noted that Mr. Grossman does not receive any remuneration for acting as a director, other than his incentive stock options. Please see Item XII below in respect of the proposed amendment to the Company's Articles in order to allow Mr. Grossman's term of office to be extended.

It is proposed to fix the number of directors at three. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them:

Name & Present Position with the Company	Present Principal Occupation(1)	Previously a Director	Shares Owned(2)
STEPHEN L. GROSSMAN(3) Director, C.E.O. and President	C.E.O. and President of the Company	since July, 1994	1,870,500 (including 750,000 escrowed shares)
JOHN L. CARSWELL(3) Director and Vice President of Business Development, Corporate Communications & Marketing	President of Century Communications Corporation	since June, 1995	312,784
BRYCE D. STEWART(3) Director	Self employed lawyer	since June, 1999	57,455

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of December 31, 2003.

(3) Member of Audit Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the Company Act (British Columbia), the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada. Pursuant to Section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in The Province newspaper on December 29, 2003.

VII. STATEMENT OF EXECUTIVE COMPENSATION

Disclosure is provided herein respecting: (a) each CEO of the Company, despite the amount of compensation of that individual; (b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not provided herein respecting an executive officer whose total salary and bonus does not exceed $100,000; and (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end. For the purposes of this disclosure:

"executive officer" means an individual who at any time during the financial year was: (a) the chair of the Company, if that individual performed the functions of the office on a full-time basis; (b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis; (c) the president of the Company; (d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or (e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a director of the Company or any of its subsidiaries.

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Perquisites and other personal benefits, securities or property, if any, are disclosed in the Summary Compensation Table below under the column entitled "Other Annual Compensation", unless the aggregate amount of such compensation is no greater than the lesser of $50,000 and 10 percent of the total of the annual salary and bonus of the executive officer for the financial year. If applicable, each perquisite or other personal benefit exceeding 25 percent of the total perquisites and other personal benefits reported for an executive officer are identified by type and amount in a footnote to the other annual compensation column. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company and its subsidiaries.

Summary Compensation Table (Canadian Dollars)

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted Under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Stephen L. Grossman, C.E.O.	Aug. 31 2003	Nil	Nil	$102,950	106,071	Nil	Nil	7,800[(1)]
	Aug. 31 2002	Nil	Nil	$82,200	98,257	Nil	Nil	7,800[(1)]
	Aug. 31 2001	Nil	Nil	$82,200	Nil	Nil	Nil	7,800[(1)]

(1) Car allowance.

The terms and conditions of the employment contract or arrangement with the above mentioned executive officer is as follows:

> Stephen L. Grossman has received a consulting fee as C.E.O. and President in the amount of $6,850 per month from 1996 to the end of March 2003, which was then increased to $11,000 per month. He also receives a car allowance of $650 per month.

No LTIP has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in this Information Circular.

The Company does not have a "Compensation Committee". The directors of the Company do not have any specific policies for determining compensation of executive officers.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option/Sar Grants During The Most Recently Completed Financial Year

Name of Executive Officer	Securities Under Option/ SARS granted (#)	% of Total Options/SARS Granted to Employees and Senior Officers in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Stephen L. Grossman	106,071	0.13 %	$0.11	$0.14	November 4, 2007

Aggregate Option/Sar Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/Sar Values

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisable
Stephen L. Grossman	Nil	Nil	1,200,000 exercisable	Nil

Option/Sar Repricings During The Most Recently Completed Financial Year

There were no Option/SAR repricings during the most recently completed financial year.

Compensation Of Directors

None of the directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor for services as consultants or experts, except for Stephen L. Grossman who is compensated for acting as President and CEO.

VIII. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since the beginning of the Company's most recently completed financial year, no officers, directors, employees or former officers, directors or employees of the Company or its subsidiaries have been indebted to the Company or its subsidiaries.

IX. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed herein.

X. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Steingarten Schechter & Co., Chartered Accountants, of Suite 410 – 650 West Georgia Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.

XI. MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

2004 Stock Option Plan

In accordance with the new requirement of Policy 4.4 of the TSX Venture Exchange (the "TSX-V") for all listed companies to adopt a formal stock option plan, the Company intends to adopt a formal stock option plan under which it will issue any future incentive stock options. Previously, incentive stock options were simply issued by the Company from time to time, pursuant to the applicable policies of the TSX-V. Subject to receiving shareholder approval to the proposed stock option plan, any new options will be granted under such plan, and in accordance with the policies of the TSX-V in effect at the time of grant.

The Company hereby seeks shareholder approval for the Company to adopt a formal stock option plan (the "2004 Plan") in accordance with and subject to the rules and policies of the TSX-V. The 2004 Plan is being established in order to provide incentive to directors, officers, employees, management, and others who provide services to the Company to act in the best interests of the Company as well as to provide incentive to such persons to increase their interest in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. It is proposed that under the 2004 Plan, which will be subject to approval by the TSX-V, the total number of common shares allotted and reserved for future issuance will be equivalent to 10% of the issued and outstanding share capital of the Company from time to time. Any outstanding options at the time of the Meeting are not governed by the 2004 Plan, but shall be included in the aforesaid percentage. There are currently 4,066,797 options outstanding, equivalent to approximately 10% of the current issued and outstanding share capital of the Company. **Accordingly, unless some of the existing options are exercised, cancelled or lapse, no additional options may be granted unless and until the issued and outstanding share capital increases.**

Regulatory Requirements

The Company's common shares trade on the TSX-V, which requires that listed companies obtain the approval of their shareholders for stock option plans where the plan reserves for issuance pursuant to stock options a number of shares equivalent to a "rolling" percentage of the Company's issued and outstanding share capital.

Disinterested shareholder approval must be obtained where:

(a) a stock option plan, together with all of the Company's previously established or proposed stock option grants could result at any time in:

  (i) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Company's outstanding share capital;

(ii) the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital; or

(iii) except in the case of a Tier 1 issuer, the issuance to any one Insider and such Insider's associates, within a one year period, of a number of shares exceeding 5% of the Company's outstanding share capital; or

(b) the Company is decreasing the exercise price of stock options previously granted to Insiders.

If disinterested shareholder approval is required, the plan must be approved by a majority of the votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares owned by:

(i) Insiders to whom options may be issued under the stock option plan; and
(ii) associates of persons referred to in item (i) above.

Holders of non-voting and subordinate voting shares are to be given full voting rights on a resolution which requires disinterested shareholder approval.

The term "Insider" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

The Company's Insiders will participate in the Company's 2004 Plan. Insiders, as a group, currently hold all options allocated under previous stock option grants.

The 2004 Plan, together with previous stock option grants, could result in the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital. Accordingly, management will ask disinterested shareholders to approve the 2004 Plan (see "Disinterested Shareholder Approval" below).

Terms of the 2004 Plan

A full copy of the 2004 Plan will be available at the Meeting for review by shareholders. Also, shareholders may obtain copies of the 2004 Plan from the Company prior to the Meeting, on request. The following is a summary of the 2004 Plan:

The 2004 Plan will only terminate when terminated by the Company. Any options outstanding when the 2004 Plan is terminated will remain in effect until they are exercised or they expire.

The 2004 Plan provides that stock options can be issued to directors, senior officers, employees, full-time dependent contractors, part-time dependent contractors and consultants of the Company or any of its affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company. The 2004 Plan also provides for amendment of stock options granted under the 2004 Plan or granted prior to implementation of the Company's first stock option plan (being the 2004 Plan).

The 2004 Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. Further, the Board may delegate such authority as it sees fit to a committee comprised of 2 or more directors.

Options granted under the 2004 Plan will be for a term not to exceed 5 years from the date of their grant unless the Company becomes categorized as a Tier 1 issuer (or equivalent), in which case the maximum term will be 10 years from the date of grant. The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

Pursuant to the policies of TSX-V, all stock options and any shares issued on the exercise of stock options will be legended with a four month hold period from the date the stock options are granted.

Pursuant to the policies of TSX-V, options granted under the terms of the 2004 Plan will be exercisable at a price which is not less than the Discounted Market Price (which is the market price less a discount of 25% for a closing price of up to $0.50, a discount of 20% for a closing price of $0.51 to $2.00, and a discount of 15% for a closing price above $2.00, subject to a minimum of $0.10 and to certain exemptions described in the TSX-V policy manual). For as long as the Company is categorized as a Tier 2 issuer, options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the Optionee ceases to be employed and options granted to all other persons will expire within a maximum of 90 days from the date the Optionee ceases to hold his or her position or office.

All of the other provisions described in this Information Circular regarding the TSX-V's policy in respect of stock options are incorporated in the 2004 Plan.

The Company will not issue shares pursuant to options granted under the 2004 Plan until the shares have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Disinterested Shareholder Approval

To meet all of the requirements of TSX-V (see "Regulatory Requirements" above), the Company must obtain the approval of its disinterested shareholders to establish the 2004 Plan and to grant and amend options granted thereunder. Such approval will be sought at the Meeting.

For the purposes of the vote, none of the Company's Insiders or their associates may vote on the matter.

Shareholder Rights Plan

Introduction

The Board of Directors of the Company adopted the Shareholder Rights Plan (the "Rights Plan") as of January 30, 2004. The Rights Plan is subject to all necessary securities regulatory approvals, as well as confirmation by the shareholders of the Company at the Meeting. Shareholders will be asked to consider a resolution approving, ratifying and confirming the Rights Plan and all rights (the "Rights") issued pursuant to the Rights Plan. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders. **The Rights plan is designed to give the Board of Directors of the Company extra time and flexibility to properly consider any future takeover offer and open up the bidding process.**

A true copy of the agreement which gives effect to the Rights Plan (the "Rights Agreement") may be reviewed by shareholders of the Company at the Company's registered and records office at Suite 1020, 510 Burrard Street, Vancouver, British Columbia during normal business hours.

Directors' Recommendation

The Board of Directors has unanimously determined that the Rights Plan is in the best interests of the Company and its shareholders and recommends that shareholders vote in favour of the Rights Plan.

Background and Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 35 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value, and make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited Take-over Bid for the Company. The Rights Plan will encourage an Offeror to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror's position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any Take-over Bid, all shareholders are treated equally, receive the maximum value for their investment, and are given adequate time to properly assess the Take-over Bid on a fully informed basis.

The Rights Plan was not adopted in response to, or in anticipation of, any acquisition or take-over offer. Furthermore, in adopting the Rights Plan, the Board does not intend to prevent a take-over of the Company, to secure continuance of current management or the directors in office, or to deter fair offers for the voting shares of the Company. The Rights Plan may, however, increase the price to be paid by a potential Offeror to obtain control of the Company and may discourage certain transactions, including a Take-over Bid for less than all the voting shares of the Company. Accordingly, the Rights Plan may deter some Take-over Bids.

The Rights Plan is not intended to, and ultimately does not, deter full and fair offers for the shares of the Company. The Rights Plan does not impose any additional burden on the Company's operations or financial capacity. The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

In recent years, unsolicited bids were made for the shares of a number of Canadian public companies. Most of these companies had shareholder rights plans which were used by the target's Board of Directors to gain time to seek alternatives to the bid with the objective of enhancing shareholder value. In a number of these transactions, a change of control ultimately occurred at a price in excess of the original bid price, demonstrating that the existence of the Rights Plan will not necessarily prevent successful unsolicited Take-over Bids for the common shares.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan. This summary is qualified in its entirety by the Rights Agreement.

Issue of Rights

Under the Rights Plan, share purchase rights (the "Rights") are to be created on February 27, 2004 in respect of the common shares of the Company at the rate of one Right for each share outstanding as at 5:00 p.m. (Pacific Time) on such date (the "Record Time") and each common share issued after the Record Time but before the earlier of the Separation Time and the Expiration Time (as those terms are defined below). In the case of convertible securities (i.e. options, warrants and Preference shares) exercisable or convertible into common shares of the Company or other securities exercisable or convertible into common shares of the Company, the Rights attach to the convertible securities at the same rate for so long as they are outstanding, and thereafter to the underlying securities. References to shares should be read as references to common shares or convertible securities, as applicable.

Separation Time

Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (as defined below) will bear a legend incorporating the Rights Agreement by reference. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of Common Shares as of the Separation Time. After such time, the Rights Certificates alone will represent the Rights, and the Rights will be transferable separately from the Common Shares.

The "Separation Time" is the close of business on the eighth business day (or such later day as may be determined by the Board) after the earlier of:

(a) the "Stock Acquisition Date", which is the date of the first public announcement of facts indicating that a person has become an Acquiring Person (as defined below);

(b) the date of the commencement of, or first public announcement of the intent of any person (other than the Company or a subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or Competing Permitted Bid (each as defined below)) to acquire Beneficial Ownership of shares of the Company to which is attached a right to vote for the election of all directors generally which, together with such person's voting shares, constitute in the aggregate more than 20% of the voting shares; and

(c) the date upon which a Permitted Bid or Competing Permitted Bid (each as defined below) ceases to be such.

After the Separation Time, and prior to the Expiration Time (as defined below), each Right may be exercised to purchase one Common Share of the Company at the Exercise Price (defined below).

The Rights Plan has a term of approximately three years and will expire at the close of the annual general meeting of shareholders next following December 31, 2006 (the "Expiration Time") unless the Rights are earlier redeemed or exchanged by the Company, or the Rights Plan is extended by further approval of the shareholders.

Acquiring Person

Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the voting shares. A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the shares as a result of: (a) a voting share Reduction which, by reducing the number of shares outstanding, increases the percentage of shares Beneficially Owned by such person to 20% or more; (b) a Pro-Rata Acquisition; or (c) share acquisitions made pursuant to a Permitted Bid or otherwise on terms approved by the Board of Directors, provided that if he becomes the Beneficial Owner of 20% or more of the voting shares by such means and he subsequently becomes the Beneficial Owner of additional shares, other than by such means, then, as of the date of such additional acquisition, he shall become an Acquiring Person. A person who is an Acquiring Person as at the Record Time may acquire additional shares to a maximum of 1% of the voting shares without triggering the dilutive effects of the Rights.

Beneficial Ownership

In general, a person "Beneficially Owns" voting shares held by the person and voting shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the person's "Affiliates" (generally, a person that controls, is controlled by, or under common control with the other person) and "Associates" (generally, a corporation with more than 10% of its shares controlled by the person, a partner of the person, a trust in which the person has a substantial beneficial interest or of which the person is the trustee and the spouse or relatives of the person sharing the person's residence). Also included are securities which the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business).

A person is also deemed to "Beneficially Own" any securities that are Beneficially Owned by any other person with which the person is acting jointly or in concert.

Investment advisors (for fully managed accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring greater than 20% of the Company's shares will not be considered to be the Beneficial Owners of such shares, and so will be exempt from triggering the dilutive effects of the Rights, provided that they are not, either alone or as part of a group, making a Take-over Bid.

Rights Exercise Privilege

The Rights will separate from the shares and become exercisable 8 business days after a person has acquired 20% or more of, or commences or announces a Take-over Bid for, the Company's outstanding common shares, other than by an acquisition pursuant to a Permitted Bid. The acquisition by an Acquiring Person of 20% or more of the Company's shares is referred to as a "Flip-in Event". Prior to the Rights being triggered by a Flip-in Event, the Rights will have no value and will have no dilutive effect on the shares.

When a Flip-in Event occurs, each Right (except for the Rights beneficially owned by an Acquiring Person or certain transferees of an Acquiring Person, which Rights shall be void) becomes a right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Agreement, one common share for an amount equal to the Exercise Price. Accordingly, a Flip-in Event that is not approved by the Board of Directors will result in significant dilution to an Acquiring Person. The Rights Plan is designed to require any person interested in acquiring more than 20% of the Company's shares to do so by way of a Permitted Bid or to make an offer which the Board considers to represent the full value of the shares.

Exercise Price and Anti-Dilution Adjustments

The price at which a holder of a Right may purchase the Common Shares issuable upon exercise of such right (the "Exercise Price") will initially be $0.001 per Right. The Rights Agreement provides for adjustments to the number of Rights outstanding, the number of shares which may be acquired pursuant to each Right and the Exercise Price (or a combination of the foregoing) in certain circumstances or upon the occurrence of certain events, including consolidations or subdivisions of the shares, the payment of dividends, limitations that may exist from time to time in respect of the Company's authorized but unissued share capital or the exchange of existing shares for other shares or securities of the Company.

Permitted Bid and Competing Permitted Bid

A Permitted Bid will not trigger the dilutive effects of the Rights Plan. The Permitted Bid requirements include the following:

(i) the offer must be made for all shares and must be made by way of a Take-over Bid circular to all holders of the Company's shares;

(ii) the Offeror must not Beneficially Own more than 10% of the outstanding shares (this restriction does not apply to Offerors who Beneficially Own 10% or more of the outstanding shares as at the Record Time provided that they do not increase their Beneficial Ownership by more than 1% of the outstanding shares after the Record Time);

(iii) the offer must be outstanding for a minimum of 60 days to permit shareholders of the Company to properly assess the bid and to allow competing bids to emerge. This also gives the Board of Directors of the Company sufficient time to review the offer, seek or formulate alternatives and communicate its recommendation to shareholders of the Company. Should more than 50% of shares held by the shareholders other than the Offeror be tendered to the offer, shareholders of the Company are to be provided with an additional 10 clear business days during which to tender any shares not already tendered to the offer;

(iv) the offer must provide that shares may only be taken up and paid for if more than 50% of the shares held by shareholders of the Company other than the Offeror have been deposited or tendered and not withdrawn;

(v) when the offer has been made, no further shares may be acquired by the Offeror except pursuant to the Permitted Bid; and

(vi) if the consideration offered is not payable entirely in cash, a fairness opinion must be provided to the shareholders of the Company in connection with the offer.

A Permitted Bid, even if not approved by the Board, may be made directly to the shareholders of the Company. Shareholders' approval at a special meeting will not be required for a Permitted Bid. Instead, shareholders of the Company will initially have at least 60 days to decide whether to deposit their shares.

A "Competing Permitted Bid" is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, and satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 35 days after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid then in existence was made.

If one or more Permitted Bids or Competing Permitted Bids are made, the Board of Directors may require that in order for any such bid to retain its status as a Permitted Bid or Competing Permitted Bid, it must provide that no voting shares will be taken up or paid for prior to the latest time at which Permitted Bid or Competing Permitted Bid expires (the "Extension Time"), provided that the Extension Time is not later than 90 days after the date on which such Take-over Bid was made.

Redemption and Waiver

The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate.

The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a take-over bid made by take-over bid circular to all holders of record of voting shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan with respect to any other Flip-in Event occurring by reason of such take-over bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, with the prior consent of the holders of voting shares, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of voting shares. In the event that the Board proposes such waiver, the Board shall extend the Separation Time to a date that is no later than 10 business days following the date of the meeting of holders of voting shares called to approve such waiver.

Amendments

Following shareholder ratification of the Rights Agreement, the Company may, from time to time, amend the Rights Agreement without the approval of the holders of shares or Rights, to correct any clerical or typographical error. The Company may also, with the consent of the holders of shares, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of the Rights Agreement. After the Separation Time, the Rights Agreement may be amended only with the consent of the holders of Rights.

Shareholder Approval

The Rights Plan requires shareholder approval by ordinary resolution and, accordingly, at the Meeting, shareholders will be asked to approve the Rights Plan as summarized in this information circular and as more particularly described in the full text of the Rights Plan available for review at the Company's registered and records office. If the Rights Plan is not approved, the Rights Plan will immediately terminate.

Escrow Shares

Pursuant to an escrow agreement (the "Escrow Agreement") dated as of November 1, 1993, as amended, among the Company, Stephen L. Grossman, and Pacific Corporate Trust Company, 750,000 common shares of the Company (the "Escrowed Shares") are held in escrow by Pacific Corporate Trust Company, subject to the direction or determination of the TSX Venture Exchange (the "Exchange"). The Company made application to the Exchange for approval of an amendment to the Escrow Agreement as described below, and the Exchange approved same in principle, subject to obtaining disinterested shareholder approval.

The earn-out escrow restrictions set out in the Escrow Agreement provide that the Escrowed Shares may not be traded in, dealt with in any manner whatsoever or released, nor may the Company, its transfer agent or any escrow holder make any transfers or record any trading of the shares, without the consent of the Exchange. The Escrowed Shares may be earned out on the basis of certain "cumulative cash flow" earned by the Company, as evidenced by its audited financial statements in respect of each financial year. "Cumulative cash flow" essentially means net income before taxes, adjusted to add back depreciation, amortization of goodwill and deferred research and development costs (excluding general and administrative costs), expensed research and development costs (excluding general and administrative costs), and any other amounts which may be permitted by the Exchange. Any shares that are not earned out on or before March 5, 2003 are required to be surrendered for cancellation.

In order to harmonize the escrow policies of the Exchange with updated national policy, the Exchange issued a notice permitting companies to amend existing escrow agreements to comply with the new national escrow regime. The essential difference between the provisions of the new escrow regime and the Company's Escrow Agreement is that, under the new escrow regime, shares are subject to release in tranches over a fixed time schedule rather than being subject to release based on the Company's cumulative cash flow as set forth above. The directors of the Company (excluding Mr. Grossman) have determined that, as an ongoing inducement to Mr. Grossman to continue to assist in making the Company successful, and in recognition of how difficult it is to introduce a new pressure relief valve to the railroad industry, it is in the best interests of the Company to amend the Escrow Agreement to permit the release of the Escrowed Shares over time, in accordance with the new escrow regime and amended policy of the Exchange, and, of course, that the Escrow Shares not be surrendered for cancellation as of March 5, 2003. Prior to such date, the Company made application to the Exchange for approval of the amendment of the Escrow Agreement, and the Exchange approved same in principle, subject to obtaining disinterested shareholder approval.

It is proposed that the Escrowed Shares will be subject to release over a period of 72 months (with a 36 month retroactive adjustment in the event of graduation to Tier 1 on the Exchange or graduation to another senior stock exchange or equivalent). The first tranche would be released 60 days following the date on which the Company issues a news release announcing that it has received final Exchange approval. There will be additional releases from Escrow every six months following the Exchange's Bulletin which it will issue in connection with its final approval. The following is the proposed escrow release schedule:

Release Dates	Percentage of Escrow Shares to be Released
60 days following News Release	10%
6 months following Exchange Bulletin	7.5%
12 months following Exchange Bulletin	7.5%
18 months following Exchange Bulletin	7.5%
24 months following Exchange Bulletin	7.5%
30 months following Exchange Bulletin	7.5%
36 months following Exchange Bulletin	7.5%
42 months following Exchange Bulletin	7.5%
48 months following Exchange Bulletin	7.5%
54 months following Exchange Bulletin	7.5%

60 months following Exchange Bulletin	7.5%
66 months following Exchange Bulletin	7.5%
72 months following Exchange Bulletin	7.5%
	Total: 100%

At the Meeting, the Company shall seek approval by ordinary resolution of its disinterested shareholders in respect of the foregoing.

OTC Bulletin Board and TSX Venture Exchange

Management is currently considering the advisability of arranging for its common shares to be quoted and traded on the over-the-counter Bulletin Board in the United States (the "OTCBB"). This listing will trigger ongoing disclosure requirements in the US, and corresponding legal, accounting and incidental costs, but these costs are not considered to be significant However, this listing along with this disclosure should increase the Company's exposure to the US capital markets, which is expected to increase shareholder value and also result in more widespread knowledge throughout the US of the Company and its innovative pressure relief valve. The Company's primary initial market for its valve is the US.

At this time, Management anticipates that the OTCBB listing would be in addition to its current listing on the TSX Venture Exchange. However, assuming that Management decides to proceed with the OTCBB listing, a subsequent decision might be made to delist from the TSX Venture Exchange. Such a delisting would have no bearing on the Company's reporting issuer status in British Columbia or Alberta, or the disclosure requirements of such provinces. In addition, any such listing or delisting will have no affect on the number of shares held by a particular shareholder.

At the Meeting, the Company shall seek approval by ordinary resolution of the shareholders to grant discretionary authority to the Company's Board of Directors in respect of a possible OTCBB listing and a possible delisting from the TSX Venture Exchange.

Executive Severance Packages

Two of the Company's key executives have been instrumental in managing the affairs of the Company and guiding it to its current stage of success. Over the years, the direct compensation of these executives has been limited or non-existent, and the Company has not provided them with the usual personal benefits such as pension plans, life or health insurance, or Directors' liability insurance. In addition, at many times, compensation was voluntarily deferred in order for the Company to continue its operations. Notwithstanding, these executives worked many long hours and are proud to have brought the Company to the stage at which commercialization of the Company's innovative pressure relief valve is considered to be just around the corner. Accordingly, and as a result, Management is concerned about a possible hostile takeover or any other circumstances which might result in the loss of these executives' positions with the Company. Neither of these executives are under written contract with the Company and, therefore, their rights are subject to the common law (as interpreted by a court of law). After so many years of dedication, such a loss is not considered to be fair. In the meantime, these key executives continue to work long hours and wish to feel secure in their positions. Accordingly, it is proposed that the Company agree to specific severance packages for these two key executives, specifically Stephen L Grossman and John L. Carswell.

Mr. Grossman has held the executive position of President since 1994 , and has been a director since 1994. Mr. Carswell has held the executive position of Vice-President of Corporate Communications since 1996 and has since taken on the responsibilities of Business Development and Marketing, and has been a director since 1995. It is proposed that each of these key executives receive a written severance agreement which will provide them with the following severance package in the event that they are terminated as executives of the Company for any reason other than legal cause, or if their executive positions or responsibilities are diminished in any material way, whether or not related to a takeover bid or change of control. The proposed severance package will provide severance pay equal to one year of the executive's salary or equivalent at the time of entitlement for every two years of executive service to the Company. Any partial two year period will be prorated. In the case of Mr. Carswell, who has not been directly compensated in the past in respect of his executive position, his salary shall be deemed to be CDN $5,000 per month. However, if Mr. Carswell is being paid a salary or equivalent at the time of entitlement, which exceeds CDN $5,000 per month, then his severance shall be based upon his actual salary or equivalent.

At the Meeting, the Company shall seek approval by ordinary resolution of its disinterested shareholders in respect of the foregoing.

Amendment of Articles

Part 13 of the Company's Articles currently require that all directors vacate their offices at each Annual General Meeting of the Company. As explained in Item VI of this information circular, it is proposed that Stephen L. Grossman be elected as a director to hold office until the third Annual General Meeting following this Meeting in order to provide continuity and leadership security. The existing Board of Directors feels that such continuity and leadership security is in the best interests of the Company and its shareholders. In order that the shareholders of the Company have the ability to choose to elect a director for a term which does not expire at the time of each Annual General Meeting of the Company, it is proposed that Part 13 of the Company's Articles be amended to allow such terms of office as may be desired from time to time by the shareholders. In addition, if the shareholders choose to appoint one or more directors for a longer term than one year, they may nevertheless appoint the other directors for shorter terms. Under the British Columbia Company Act, the altering of Articles requires approval of the shareholders of the Company by a special resolution, being "a resolution passed by a majority of not less than ¾ of the votes cast by those [shareholders] of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company....".

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia, this 30th day of January, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"Stephen L. Grossman"
Stephen L. Grossman, C.E.O & President

KELSO TECHNOLOGIES INC.

ADDENDUM TO INFORMATION CIRCULAR

This is an Addendum to the Information Circular dated January 30, 2004 (the "Information Circular") issued by the management of **KELSO TECHNOLOGIES INC. (the "Company")** in connection with the solicitation of proxies by management for the Annual General Meeting of the Company to be held on February 27, 2004. It has come to the attention of management that there are certain errors in the section of the Information Circular entitled "**Shareholder Rights Plan**". Specifically, there are errors in the subsections entitled "Separation Time" on page 10, and "Rights Exercise Privilege" and "Exercise Price and Anti-Dilution Adjustments" on page 11. Those sections should read as follows:

Separation Time

In the last paragraph under the heading "Separation Time" on page 10, the date is "December 31, 2007" rather than "December 31, 2006".

Rights Exercise Privilege

Paragraph 2 of this subsection on page 11 is amended to read as follows:

"When a Flip-in Event occurs, each Right (except for the Rights beneficially owned by an Acquiring Person or certain transferees of an Acquiring Person, which Rights shall be void) becomes a right to purchase from the treasury of the Company, upon exercise thereof in accordance with the terms of the Rights Agreement, common shares having an aggregate market price of twice the Exercise Price (as defined below) for an amount equal to the Exercise Price. Accordingly, a Flip-in Event that is not approved by the Board of Directors will result in significant dilution to an Acquiring Person. The Rights Plan is designed to require any person interested in acquiring more than 20% of the Company's shares to do so by way of a Permitted Bid or to make an offer which the Board considers to represent the full value of the shares. If the authorized share capital of the Company is insufficient to permit the full exercise of Rights under the Rights Agreement, the Company will issue shares pursuant to the exercise of the Rights to the shareholders who so exercise their Rights on a pro-rata basis."

Exercise Price and Anti-Dilution Adjustments

This subsection, found on page 11, is amended to read as follows:

"The price at which a holder of a Right may purchase the Common Shares issuable upon exercise of such right (the "Exercise Price") will initially be $5.00 per Right. The Rights Agreement provides for adjustments to the number of Rights outstanding, the number of shares which may be acquired pursuant to each Right and the Exercise Price (or a combination of the foregoing) in certain circumstances or upon the occurrence of certain events, including consolidations or subdivisions of the shares, the payment of dividends, limitations that may exist from time to time in respect of the Company's authorized but unissued share capital or the exchange of existing shares for other shares or securities of the Company."

This Addendum is incorporated into the Information Circular by reference, and the Information Circular is hereby amended accordingly.

DATED at Vancouver, British Columbia, as of the 31st day of January, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"Stephen L. Grossman"
Stephen L. Grossman, C.E.O & President

KELSO TECHNOLOGIES INCORPORATED

THE LIGHT AT THE END OF THE TUNNEL FOR YOU AND ME

My last President's Message was titled "*Kelso Has Rounded Third Base and Is Heading For Home Plate*!" I believe today that Home Plate is literally only **two steps away** due to two major events below that took place during 2003:

1. On February 10, 2003 Kelso announced that the Association of American Railroads (AAR) certified the Kelso JS75 SRV Pressure Relief Valve for service on all 75-pound general purpose tank cars carrying non-hazardous materials; and,
2. On October 7, 2003 Kelso announced that Goldsmith Agio Helms (GAH) signed an Agreement to represent Kelso as its investment banker to find a strategic partner or partners. Such a partner or partners could either provide financing or some type of alliance whereby Kelso would have the ability to enter commercialization and become a revenue producing company.

Viewing GAH's web site (www.agio.com) reveals just how professional GAH is. It has arranged deals from US$5 Million to US$1 Billion. GAH has offices throughout the United States as well as in London, England. Senior representatives of GAH attended an AAR Tank Car Committee Members' Meeting last October at which time, they met people from the rail industry, gained a better perspective of the rail industry and learned of the problems it faces especially those regarding pressure relief valves.

At that meeting, Kelso met at length with GAH and a foundation was laid to guide our companies from a Solicitation Letter to an Agreement which could be signed between Kelso and some other company or companies with which we might reach a formal arrangement. In mid-January 2004, GAH sent out a very professional and detailed Executive Summary to those companies which had responded positively and which wanted more information about Kelso, its products and future financial projections.

From my advantage point, I view the above two events as "The light at the end of the tunnel for you and me". I say this because, as an investor in Kelso for 11 years and working at Kelso for almost ten years, I believe that in 2004 we are only two steps away from becoming a revenue producing company:

a. Receiving AAR certification in order to use our Kelso JS75 SRV valves on 75-pound general purpose tank cars carrying hazardous materials that are either in service or are new builds; and,
b. Aligning Kelso with a partner or partners to assist us in entering commercialization through either some manufacturing arrangement, a marketing and distribution arrangement, a licensing agreement whereby a company pays a license fee upfront for a specific territory and an ongoing royalty to Kelso, a joint venture or some other variation on these concepts.

Kelso and GAH, at this time, are not considering any type of equity financing and prefer not to in order to prevent dilution to the company's stock. However, this is not a guarantee that in the end, there won't be some type of equity component involved.

So 2003 was a great year for Kelso since it received AAR certification and it joined forces with one of the most respected investment banking firms in North America. These two events were quite an achievement for all of Kelso's shareholders. These accomplishments were necessary to move Kelso even closer to becoming a revenue producing company. So my fellow shareholders, it all finally comes down to items a. and b. above and we are hopeful that these will happen during 2004. As I said above, it's "The light at the end of the tunnel for you and me."

Kelso is now at a threshold . . . 2004 could see some dramatic changes if everything that should happen does happen. One of the developments could involve a change in ownership though it is unlikely since Kelso is not for sale. However, if a major company

Head Office:
801-1318 Homer Street
Vancouver, BC
Canada V6B 6A7

Tel: 604.899.1274
Fax: 604.899.1144

Website:
www.kelsotech.com

Email:
grossman@kelsotech.com

Investor Relations:
866.535.7685

TSX : KLS

"Growth Through Product Development"

understood the advantages of our valve technology over the valve technology in use in the rail industry today, then that company could make an offer that you, as a shareholder, might decide to accept. As I said, this result is unlikely but as GAH is representing us, a major positive for our shareholders, such an occurrence is not totally out of the question.

What Happens To Kelso's Current Management?

Let us assume for a moment what could happen if a. and b. above are accomplished.

Needless to say, I believe that every Kelso shareholder, officer or director would be ecstatic. At a minimum, it would change the face of Kelso and put it in an arena where it had the where withal to compete head on with established valve manufacturers. However, I need to ask this question: "What happens to Kelso's current management people, the ones who got Kelso this far?"

My fellow shareholders, that to me is a little scary to contemplate. On the one hand, hopefully nothing will change and we will continue on doing business as usual except now in a commercial venue. On the other hand, some companies who may decide to become involved with Kelso could possibly want to put in their own team regardless of the years of hard work and dedication your officers and directors have put in to bring Kelso to this point.

I have seen this done in other companies where the existing management is either reduced to minor positions or eliminated altogether. I am not saying this is going to happen at Kelso, but the possibility is there and we need to address it as shareholders.

Those of you who have followed Kelso since I took over have found that I have insisted that Kelso have integrity and honesty in its dealings and that it never exaggerate the truth or made outlandish statements. Instead, I have always been upfront and stayed within securities regulations, unlike some of the companies you and I have seen on TV or have read about. In the last ten years, I have asked for very little except for your trust and confidence that the Management Team make the right decisions so that one day, your company, will be a leader in new valve technology that will be recognized around the world. I believe that day is not far off. I believe Kelso is now at a threshold that could result in dramatic change if we receive AAR certification and if GAH finds Kelso a partner or partners to begin our worldwide journey to sell JS SRV valves.

During my years here, you and I have endured exhilaration and frustration. We had to change or eliminate personnel, partners, technology that never worked and substantially downsize our operation. To stay alive, we had to do various private placements through our investors and spent each dollar very carefully as the years slipped away. We had to really stretch those dollars during the lean times when we worked for nearly four years to try and locate a company to allow us to use their tank cars so that we could begin the AAR Service Trial.

But, through it all, our private placement investors stayed with us and today your Company is better off than it has ever been. Yes my fellow shareholders, it has been a significant team effort. It has included the shareholders who take the time to call and who take the time to vote their proxy. It has included our private placement investors who financially made this possible. It has included me and your directors and officers who have contributed money through private placements and/or in their own special ways to get us to this point. I thank each and every one of you.

So here is a potential dilemma that your directors and officers face if in fact there was a change in Kelso's ownership or in management. Simply put, we could be out of a job or put in a position by the other company that it would be impossible to remain. I am sure you have seen or heard of this happening in the past with other companies some much bigger and far more advanced than Kelso and/or others with a great invention just starting out like Kelso. My fellow shareholders, it can and does happen.

KELSO TECHNOLOGIES INCORPORATED

I believe this is an issue which you and we need to face and deal with head on. If my recollection is correct, I believe in the last ten years of being here, not one shareholder on a proxy ever voted against me. To me that is utterly amazing since as they say "*you can't please all of the people all of the time*". So I thank all of you for your votes in the past and the support you have always shown me.

However, as they say "*success can lead to one's downfall*". When I was a child my mother used to read a book to me called "*The Little Engine That Could*". I find today that it is ironic considering I make my living in the rail industry. Basically though, my philosophy has been "we could" and we have. We at Kelso have done it without the personal benefits offered by most other companies: no pension plan, no life or health insurance, no severance package, no directors' liability insurance to name a few benefits afforded to others. Besides Barry LaCroix, Kelso's Vice President of Engineering and me, no one else in Kelso is even paid a salary.

Therefore, I believe it only fair considering the many, many hours of work, little or no salary or delay in receiving a salary (for up to 18 months in my case for example) to protect the shareholders in order to keep Kelso from bankruptcy, that it is time we, as shareholders and **owners** of this company, to vote on a severance package.

I know in my case that if one were to add up all the hours over the years, divide that into my salary, I believe it probably would be below minimum wage laws in both Canada and the United States! I know for a fact that is definitely true when it comes to John Carswell, a non-salaried officer and director in Kelso. None of us works a normal eight hour day, five days a week. We work weekends; we work through the night if need be; we do what needs to be done regardless of the time of day or the day of the week. When we fly for Kelso, I personally make sure we try to receive the cheapest airline fares possible as well as the cheapest auto rental if a car is needed where we are heading. That has meant that many times, flying on a Saturday to receive the Saturday night layover reduced airfare when in fact, we could have been home enjoying the weekend. So to us, there is a case to be made to initiate and put into place a severance package in the event it is ever needed.

Severance Package Guideline

The TSX Venture Exchange, under Section 11, 11.3 (b) states that "Golden parachutes, retirement bonuses and similar cash payments (**other than reasonable severance payments**) in the event of a take-over, change of control or simple change in management may deter a take-over bid or other beneficial change of control in the Issuer."

Our securities attorney wrote that "The Exchange considers these mechanisms to be generally inappropriate for Tier 2 Issuers" (Kelso is a Tier 2 Issuers) even though the policy I just quoted word for word from the TSX policy manual doesn't distinguish between a Tier 2 or Tier 1 Issuer. So I believe the real question here is, do you as **shareholders and therefore owners** of Kelso believe Kelso should have a severance package put in place for the two people named below? Remember, the TSX Venture Exchange is not the owner of Kelso, **you are**.

Also, please bear in mind the TSX policy I quoted above "***excludes***" severance payments by stating "**other than** reasonable severance payments" meaning that severance payments are acceptable if they are reasonable.

So if you feel that the severance package should resemble more of what **we did not receive** in all these years of working at Kelso, as well as what the company **did** receive from our dedication, then **please vote yes on your proxy regarding the severance package**. Kelso proposes that the named individuals below receive a written severance agreement that will provide severance pay equal to one year of the executive's salary or equivalent at the time of entitlement for every two years of executive service to the Company. Please refer to the Information Circular for complete details.

1. Stephen L. Grossman has been with Kelso for almost ten years which would provide five years of severance pay; and,
2. John Carswell became a director in Kelso in 1995 and is the Vice President of Business Development, Corporate Communications & Marketing for Kelso. Since Mr. Carswell has not been directly compensated in the past in respect of his executive position, his salary shall be deemed to be CDN $5,000.00 per month. However, if Mr. Carswell is being paid a salary or equivalent at the time of entitlement, which exceeds $5,000.00 per month, then his severance shall be based upon his actual salary or equivalent.

A "Yes" Vote Would Be Greatly Appreciated

By you voting yes on your proxy for the one year severance pay for every two years worked at Kelso would provide Kelso the ability to approach the TSX Venture Exchange with the backing of the **owners** of Kelso Technologies Inc., our shareholders.

With no benefits being provided in Kelso and the time intensive and extensive demands made on key individuals within Kelso, I feel it is only fair at this stage that in the event of a change in ownership or the diminishing of our current job classifications, it's time to put in place, a severance package that not only helps to protect us, but just as importantly, **protects you** so this company can continue with the people who built this company in order to:

1. Allow for the commercialization of the JS75 SRV valve; and,
2. Keep in place, Kelso's people who have made the connections and relationships with the various governmental bodies and key rail industry executives. These relationships and connections are very important as they enable us to continue our certification process and make progress for newer valves coming on line. We can also continue our commitment of making our shareholders first and foremost in the decisions we make which are designed to benefit us all.

My fellow shareholders, this is your Company and I cannot stress enough how extremely important it is that you take the time to **read the Information Circular**. Due to a possible takeover, though unlikely, we are trying to do **all we can** to protect our shareholders, our Senior Officers and Directors and the Company itself. But we need your "***YES***" vote on the various proxy items to assist us in accomplishing these goals. The circular contains a "Shareholder Rights Plan" to help protect shareholders. Due to the possibility of either a strategic partner or a hostile takeover, the Board of Directors is proposing to extend my term as Director from one year to three years in order to provide continuity and leadership for all the Kelso shareholders. Kelso feels it is in the best interest of its shareholders to have the future ability to list on the OTCBB and possibly a delisting on the TSX-V so Kelso will have direct access to millions of US investors and their brokers which is expected to increase shareholder value. Finally the Board of Directors is recommending a new 2004 TSX-V Stock Option Plan and a new TSX-V Escrow Plan in order to extend the Escrow shares Pacific Corporate Trust Company is currently holding.

This is a very critical time and even though some of the proxy items don't require your vote, we believe shareholders **MUST** have a say for it's your future as well as ours.

On behalf of everyone within Kelso, we thank you.

Sincerely,

Stephen L. Grossman
President & CEO

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company or by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KELSO TECHNOLOGIES INC.

TO BE HELD AT SUITE 1020 – 510 BURRARD STREET, VANCOUVER, B.C.
ON FRIDAY, FEBRUARY 27, 2004, AT 1:00 PM

The undersigned Registered Shareholder of the Company hereby appoints Stephen L. Grossman, the CEO of the Company, or failing this person, John L. Carswell, a Director of the Company, *or in the place of the foregoing*, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

Please Print Name: ______________________ **Date Signed:** ____________

SECURITIES & EXCHANGE COMMISSION (1)
OFF. OF INT'L CORP. FIN. FILE # 82-2441
MAIL STOP 3-9 450 - 5TH STREET N W
WASHINGTON DC 20549
USA

000000001189

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint and authorize the remuneration of Steingarten Schechter & Co., Chartered Accountants as auditors of the Company			
2. To fix the number of Directors at three			
3. To elect as Director, Stephen L. Grossman			
4. To elect as Director, John L. Carswell			
5. To elect as Director, Bryce D. Stewart			
6. To approve an amendment to the Company's Articles in respect of the term of office for directors (see Item VI of the Information Circular)			
7. To approve an extended term of office for Stephen L. Grossman as a director (see Item VI of the Information Circular)			
8. To approve the Company's 2004 Stock Option Plan and authorize the granting and amending of options (see Item XII of the Information Circular)			
9. To approve a shareholder rights plan (see Item XII of the Information Circular)			
10. To extend 750,000 previously issued escrow shares (see Item XII of the Information Circular)			
11. To approve a possible listing on the OTC BB and delisting from the TSX Venture Exchange (see Item XII of the Information Circular)			
12. To approve executive severance packages for Messrs. Grossman and Carswell (see Item XII of the Information Circular)			
13. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.